

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 15, 2024

Shy Datika
Chief Executive Officer
INX Limited
Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA

>   **Re: INX Limited**
>   **Form 6-K filed November 15, 2022**
>   **File No. 000-56429**

Dear Shy Datika:

      We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

                                                 Sincerely,

                                                 Division of Corporation Finance
                                                 Office of Crypto Assets

cc: Mark Selinger